SPECIAL MEETING OF SHAREHOLDERS
On April 15, 2010, a Special Meeting of Shareholders
 for the Fund was held
to consider
the following proposals. The results of the proposals
 are indicated below.
Proposal 1 To approve the proposed reorganization of the Fund into Wells
 Fargo
Advantage Total Return Bond Fund, which will be a new series of Wells Fargo
 Funds
Trust, a Delaware statutory trust:
Net assets voted For $274,787,687
Net assets voted Against $ 2,736,653
Net assets voted Abstain $ 4,272,864
Proposal 2 To consider and act upon an investment sub-advisory agreement between
Evergreen Investment Company, LLC and Wells
 Capital Management, Inc.:
Net assets voted For $272,999,573
Net assets voted Against $ 4,260,247
Net assets voted Abstain $ 4,537,400